April 8, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Division of Corporation Finance

Re:	3COM Corporation Form 10-K for the Fiscal Year Ended May 31, 2008 Filed July 25, 2008 Form 8-K filed on December 18, 2008 File No. 000-12867
Ladies and Gentlemen:
        We refer to Kathleen Collins’ letter dated March 16, 2009 which sets forth the following comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended May 31, 2008 (the “Form 10-K”) of 3Com Corporation (the “Company” or the “Registrant”). Please find our response to the Staff’s comment below. For your convenience, we have copied the comment in Kathleen Collins’ letter immediately preceding our response thereto.
Form 10-K for the fiscal year ended May 31, 2008
General
1.	We note your conclusion in response to prior comment 9 that additional disclosure regarding H3C’s ability to make dividend and other payments to you was not required by Item 303(a)(1) of Regulation S-K. Please provide us with the analysis that supports your conclusion that additional disclosure in this section was not required. In your response, please address specifically whether the government restrictions described in the risk factor on page 22, in addition to the covenant restrictions described on page 46, constitute known trends or uncertainties that are reasonably likely to affect your liquidity in any material way.

Response:

There are three principal limitations on H3C’s ability to pay dividends to its parent:

Regulatory Limitations

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
April 8, 2009

—	a 10% capital surplus limitation imposed by the government of the People’s Republic of China (the “PRC” or “China”). This limitation requires H3C’s China operations to set aside as a reserve 10% of after-tax profits (capped at an amount equal to 50% of the entity’s registered capital) (the “Capital Surplus Restriction”); and

—	a 5% withholding tax imposed by the PRC on dividends by a Chinese entity made outside of China that became effective on January 1, 2008 and is applicable to profits earned after that date (the “Withholding Tax Restriction”).
There are also procedural requirements for H3C to make a make dividend out of China that involve administrative filings with government agencies. Although these are generally not substantive in nature, they may impose timing constraints on when dividends may be paid.
     Contractual Limitation
—	dividend restrictions imposed by a covenant in H3C’s credit agreement that effectively limits dividends from our H3C business to our “Rest of World” operations to a specified percentage of H3C’s “Consolidated Excess Cash Flow” (the percentage is based on H3C’s “Leverage Ratio” at year end)(the “Credit Agreement Restriction”). The permitted dividend was 50% of Consolidated Excess Cash Flow for dividends made in calendar 2008 based on H3C’s 2007 calendar year. Due to the stronger Leverage Ratio generated by H3C in its 2008 calendar year, the Company currently expects this percentage to increase to 75% for dividends permitted to be made in calendar 2009.
These restrictions are all disclosed in the Risk Factors section of the Form 10-K for the fiscal year ended May 31, 2008. The Credit Agreement Restriction—the most significant restriction—is also disclosed in the MD&A section. We respectfully advise the Staff, in the Company’s Form 10-Q for the fiscal quarter ended February 27, 2009, filed with the SEC on April 8, 2009, the Company added disclosure on the Capital Surplus Restriction and the Withholding Tax Restriction to the MD&A section to provide more clarity (see disclosure at end of this response letter).
Analysis
In July 2008, as the Company prepared the Form 10-K for filing with the SEC, management considered whether further disclosure was required in the MD&A section. The Company considers disclosure of liquidity on a short and long-term basis, and evaluates both qualitative and quantitative factors.
The Company determined that the Capital Surplus Restriction had not been material to the Company’s overall liquidity or capital resources and did not present any material known trends or uncertainties. In calculating the required reserve amount, pursuant to the

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
April 8, 2009

Capital Surplus Restriction, the Company reached 50% of registered capital in calendar 2008. This effectively capped the amount of the reserve below 10% of after-tax profit. Cash generated from operations by H3C had been significant during the relevant periods (H3C cash flow from operations for 3Com’s year ended May 31, 2008 was in excess of $100 million and has since increased substantially). The reserve requirement pursuant to the Capital Surplus Restriction by itself had not limited, and was not expected to limit, cash dividends to Rest of World in any material way. Based on cash projections at the time, there was no material known trend or uncertainty concerning liquidity based on this restriction. Similarly, the Withholding Tax Restriction, which was first effective for amounts earned on or after January 1, 2008, did not materially impact liquidity for 3Com’s fiscal year ended May 31, 2008 and was not expected to materially restrict dividend flows in the foreseeable future.
Finally, the Company did not reasonably believe the Credit Agreement Restriction materially impacted overall Company liquidity for the relevant periods. In July 2008, our China business maintained a cash balance significantly in excess of its working capital needs and was generating significant cash from operations. Outside of China, the global economic slowdown had not at such time significantly impacted the Company’s cash flows. Management believed the Rest of World cash burn rate did not present material liquidity concerns when considered in light of the Rest of World cash balance which was in excess of $100 million at May 31, 2008. In addition, as disclosed in the Subsequent Event footnote in our Form 10-K, the Company had just entered into an agreement with the Realtek Group that provided 3Com with the right to receive $70 million in license fees to settle existing patent litigation (note that the amount is not net of legal and administrative fees). The first $35 million of the Realtek settlement was received on July 18, 2008 prior to the Company filing its Form 10-K and the remainder was received in August 2008. Moreover, this analysis does not take into account any permitted dividends from China to Rest of World, which in fact were significant in 2008. Furthermore, the Company believed that (assuming compliance with certain credit agreement conditions and government administrative processes), it was reasonably likely to be able to pay a dividend from China to Rest of World in 2009 in an amount that significantly exceeded the 2008 amount. The Company also considered that its cash and cash equivalents balances significantly exceeded its principal loan balance, which would have enabled the Company to pay off the loan with no prepayment penalty and effectively remove all contractual restrictions on dividends from China to Rest of World. The Company also noted there was (and still is) no contractual restriction on making dividends to public stockholders.
Based upon this analysis, these restrictions did not constitute at the end of the period covered by the Form 10-K known trends or uncertainties that were reasonably likely to affect the Company’s liquidity in any material way.
In the future, the Company will continue to evaluate the relevant facts and circumstances at the time of an annual or quarterly report and make required disclosures, if any, under

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
April 8, 2009

Item 303(a)(1) of Regulation S-K. The Company made the following disclosure in the liquidity section of MD&A in its Form 10-Q for its fiscal quarter ended February 27, 2009, filed with the SEC on April 8, 2009 in order to more clearly identify the restrictions on dividends from China to Rest of World in the MD&A section, and to provide additional context for the Company’s inter-company liquidity and capital resources considerations:
In recent years, we have generated most of our positive cash flow from our China operations. Our capital requirements in Rest of World have been met from cash flow from operations as well as from existing cash balances and permitted dividends from China. Dividends from our China operations to our Rest of World operations are generally subject to the following restrictions: (1) a 10 percent reserve requirement imposed by PRC law (capped at 50% of registered capital), (2) a 5% withholding tax imposed by the PRC on profits earned on or after January 1, 2008 and (3) a credit agreement restriction limiting our ability to dividend cash outside of the H3C Group and requiring that a specified percentage of excess cash flow from China be annually used to prepay debt. There are also procedural requirements for making dividends out of China that involve administrative filings with government agencies. Although the government process is generally not substantive in nature, its requirements may dictate when we can pay a dividend. As of February 27, 2009 the H3C Group’s net assets were $836.9 million and are subject to these dividend restrictions.
An important exception to the credit agreement restriction permits us to annually dividend from China to Rest of World the percentage of H3C’s excess cash flow that is not required to be prepaid to the banks under the terms of the agreement, provided that certain conditions are met. We used this exception in 2008 to make a dividend of approximately $33 million and, assuming we meet all of these conditions and comply with regulatory requirements, we anticipate having the ability to dividend a substantially higher amount in 2009. We have no prepayment penalty on our loan and at this time our cash and cash equivalents balances significantly exceed our outstanding principal loan balance.
In Rest of World, we currently do not generate positive cash flow and are experiencing adverse impacts from the global economic slowdown. As a result of these factors, we intend to more aggressively prudently manage cash and monitor discretionary cash spending, especially in periods prior to receipt of any available and permitted annual dividend payments from China.
We currently believe that our existing cash and cash equivalents and cash generated from operations will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months.
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Securities and Exchange Commission
2008 Form 10-K and Form 8-K
April 8, 2009

     If you have any questions, please do not hesitate to call me at (508) 323-1394.

Very truly yours, 3COM CORPORATION
/s/ JAY ZAGER
Jay Zager
Executive Vice President, Chief Financial Officer 3Com Corporation

cc: Melissa Feider